CONSOL Energy, Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

May 8, 2007

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

File No. 001-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated April 24, 2007. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in footnotes, the Company respectfully requests the suggested changes be reported in an amended Form 10-K once your review is completed.

Surface Mining Control and Reclamation Act, page 26

1. We note your disclosure that you have incurred significant expenses to abate enforcement actions related to the impacts on streams from subsidence associated with the operation of four longwall mines in Pennsylvania. Please expand your disclosure to include the amount of expenses incurred to date, and specify the nature of the related enforcement actions. In addition, please provide us a brief assessment of the likelihood of future loss and obligation associated with these enforcement actions.

Company Response:

We will update our current disclosure with the following underlined information.

In the Commonwealth of Pennsylvania, where CONSOL Energy operates four longwall mines, approximately $8.8 million of expenses were incurred during the year ended December 31, 2006 to abate enforcement actions related to the impacts on streams from subsidence. Recent interpretations of technical guidance documents related to impacts of longwall mining on Pennsylvania streams requires additional analysis on stream flows and biological statistics.

We have received violation notices for past longwall activities which resulted in lower stream flows and water pooling areas both of which we are in the process of remediating. We also are completing additional stream analysis in order to comply with these recent interpretations at current Pennsylvania mining operations. Future Pennsylvania Department of Environmental Protection enforcement actions could cause CONSOL Energy to change mine plans, to incur significant costs, and potentially even shut down mines in order to meet compliance requirements. We currently estimate expenses related to subsidence of streams in Pennsylvania will be approximately $15.6 million for the year ended December 31, 2007. Information and cost estimates related to Pennsylvania streams beyond 2007 are not yet available.

Report of Independent Registered Public Accounting Firm, page 92

2. The opinion provides that the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. However, the index does not include a reference to a financial statement schedule. Please revise your filing to appropriately reference the financial statement schedule.

Company Response:

We will update our current disclosure with the following underlined information.

Index on page 91 of the filed December 31, 2006 Form 10-K will be revised to add the following as the last item:

Financial Statement Schedule II – Valuation and Qualifying Accounts Page 170

3. The opinion also provides that the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CONSOL Energy Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006. However, the index includes financial statements that have similar but not exact references. Please clarify which financial statements have been opined on by your auditors.

Company Response:

See response to comment 2.

Note 1. Significant Accounting Policies, page 98

Property, Plant and Equipment, page 99

4. We note your disclosure that coal exploration costs are expensed as incurred. Please tell us how you define exploration costs.

Company Response:

Exploration costs are those incurred to ascertain the existence, location, extent or quality of ore or minerals before the beginning of the development stage of the mine or deposit. Exploration costs generally include the cost of maps, aerial photographs and surveying, core drilling, depreciation, repair and maintenance of equipment used in exploration, core analysis and testing, fuel and supplies, purchased services directly attributable to exploration, damages, and exploration permits. Wages and salaries, employee benefits, payroll taxes, workers’ compensation, and travel expenses of personnel assigned directly to exploration activities are also included in exploration costs. Exploration expenditures do not include land acquisition costs, property taxes applicable to owned or leased properties and other expenses incurred in maintenance of property acquired.

5. We note your disclosure that “coal reserves” are amortized using the units-of-production method over all estimated proven and probable reserves tons assigned to the mine. Please clarify which costs are being amortized that are associated with your coal reserves. In addition, please modify your disclosure to state if true, that the estimated proven and probable reserves exclude non-recoverable reserves and anticipated processing losses.

Company Response:

Cost capitalized as coal reserves include the purchase price of the acquired mineral reserve as well as related acquisition costs.

We will update our current disclosure with the following underlined information.

Coal reserves are amortized using the units-of-production method over all estimated proven and probable reserve tons assigned to the mine. Proven and probable reserves exclude non-recoverable reserves and anticipated processing losses.

6. We note your disclosure that stripping costs incurred during the production phase of a mine are expensed as incurred. Please tell us and disclose how you define a mine.

Company Response:

CONSOL Energy’s surface mining production was 3% of our total production for the year ended December 31, 2006. Historically and currently, surface production has been a small portion of our active coal operations. We are primarily an underground coal producer, 97% of our production is from underground operations. Although surface mining represents a small portion of our production, we will update our current disclosure with the following underlined information.

Costs of developing the first pit within a permitted area of a surface mine are capitalized. A surface mine is defined as the permitted mining area which includes various adjacent pits that share common infrastructure, processing equipment and a common ore body. Surface mine development costs include construction costs for entry roads, drilling, blasting and removal of overburden in developing the first cut for mountain stripping or box cuts of surface stripping. Stripping costs incurred during the production phase of a mine are expensed as incurred.

7. Please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

Company Response:

See response to comment 6.

8. We note your disclosure that states the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. We further note your disclosure that indicates coal extracted during the development stage is incidental to the mine’s production capacity. Please tell us how your policy regarding the timing of the production stage is consistent with the guidance of EITF 04-6.

Company Response:

Our disclosure related to the start of the production phase is as follows;

At an underground mine, the end of the development phase and the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase.

Economic extraction was intended to mean the point in time when preparation for an underground mine’s production has been completed. Preparation for production is deemed to be completed when the mine slope or entrance, ventilation shafts, main tunnel and entries are completed and longwall mining equipment is in place and ready to operate. Development of a mine is deemed complete when the major emphasis shifts from attaining production to maintaining production. Total coal removed in connection with a development area of an underground longwall mine was 0.5 million for the year ended December 31, 2006. This represents approximately 0.7% of CONSOL Energy’s total coal production for the year ended December 31, 2006. Development projects vary in length depending on the project, but in general, if a development project for a longwall mine lasts a year, approximately 0.25 million tons of coal would be removed. On average, a longwall mine will produce approximately 6.0 million tons annually. Using these assumptions, tons extracted from an underground longwall mine during the development phase is less than 5% annually. Using the same 0.25 million tons of development tonnage assumption, development tonnage as a percent of life of projected production is considerably less than 1%. Consistent with the Emerging Issues Task Force 04-6 which states that “the production period does not yet commence if only incidental mineral material has been removed”, these de minimus volumes of coal removed from development areas are not significant enough to shift the mine into the production phase.

Note 11. Property, Plant and Equipment, page 114

9. For all periods presented, please disclose the amounts capitalized attributable to properties and/or leased lands where you are not currently engaged in mining operations or leasing to third parties and, therefore, are not currently subject to depletion.

Company Response:

(Dollars in thousands)

Our property, plant and equipment Note 11 – will be amended to include the following underlined information.

Coal properties and surface land (A)

Mine development (B)

Advanced mining royalties (C)

(A) These assets are amortized using the units-of-production method. Amounts include $718,034 and $734,359 at December 31, 2006 and 2005, respectively, for properties where mining operations have not yet commenced and therefore are not yet being amortized.

(B) These assets are amortized using the units-of-production method. Amounts include $41,397 and $6,872 at December 31, 2006 and 2005, respectively, for properties where mining operations have not yet commenced and therefore are not yet being amortized.

(C) These assets are amortized using the units-of-production method. Amounts include $35,249 and $34,302 at December 31, 2006 and 2005, respectively, for properties where mining operations have not yet commenced and therefore are not yet being amortized.

Note 17. Coal Workers’ Pneumoconiosis (CWP) and Workers’ Compensation, page 124

10. Please expand your disclosure to discuss the key source or drivers that resulted in your actuarial gains associated with CWP and workers’ compensation.

Our Coal Workers’ Pneumoconiosis (CWP) and Workers’ Compensation - Note 17 – will be amended to include the following underlined information.

Company Response:

CONSOL Energy is responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, for medical and disability benefits to certain and former totally disabled employees and their dependents resulting from occurrences of coal workers’ pneumoconiosis disease. CONSOL Energy is also responsible under various state statutes for pneumoconiosis benefits. CONSOL Energy primarily provides for these claims through a self-insurance program. The calculation of the actuarial present value of the estimated pneumoconiosis obligation is based on an annual actuarial study by independent actuaries. The calculation is based on assumptions regarding disability incidence, medical costs, indemnity levels, mortality, death benefits, dependents and interest rates. These assumptions are derived from actual company experience and outside sources. Actuarial gains associated with CWP have resulted from numerous legislative changes over many years which have resulted in lower approval rates for filed claims than our assumptions originally reflected. Actuarial gains have also resulted from lower incident rates and lower severity of claims filed than our assumption originally reflected.

CONSOL Energy is also responsible to compensate individuals who sustain employment related physical injuries or some types of occupational diseases, and on some occasions, for costs of their rehabilitation. Workers’ compensation laws will also compensate survivors of workers who suffer employment related deaths. Workers’ compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation that is owed to an employee that is injured in the course of employment. CONSOL Energy primarily provides for these claims through a self-insurance program.

CONSOL Energy recognizes an actuarial present value of the estimated workers’ compensation obligation calculated by independent actuaries. The calculation is based on claims filed and an estimate of claims incurred but not yet reported as well as various assumptions. The assumptions include a discount rate of 6.00% at September 30, 2006 and a future health care trend rate of 8.50% per annum, declining to 5.00% per annum in 2011 as well as benefit duration and recurrence of injuries. Actuarial gains associated with workers’ compensation have resulted from several years of favorable claims experience, various favorable state legislation changes and overall lower incident rates than our assumptions originally reflected.

Note 19. Stock-Based Compensation, page 130

11. We note your disclosure with respect to a change in estimating the fair value of employee options granted. Please disclose the effect on net income from continuing operations, net income, and related per share amounts of the current period. Refer to paragraph 22 of SFAS 154 and paragraph A23 of SFAS 123(R).

Company Response:

Before adoption of SFAS 123(R), we have used historical trends to estimate volatility for purposes of estimating the fair value of employee options. As disclosed in the December 31, 2006, upon adoption of SFAS 123(R), management determined that a combination of historical and implied volatility was a better indicator of expected volatility. The change in our volatility assumption resulted in approximately $100 thousand of additional pre-tax expense in the year ended December 31, 2006 and would not have effected reported basic or diluted earnings per share. Our current disclosure will be amended to include the following underlined information.

As a result of SFAS 123R, CONSOL Energy reevaluated its assumptions used in estimating the fair value of employee options granted. As part of this assessment, management determined that a combination of historical and implied volatility is a better indicator of expected volatility and future stock price trends than solely historical volatility. Therefore, expected volatility for the year ended December 31, 2006 was based on a combination of historical and market-based implied volatility. The change in estimating the fair value of employee options was di minimus in regards to earnings before income taxes, net income and earnings per share.

Note 27. Segment Information, page 142

12. We note your disclosure that the other coal segment includes purchased coal activities, idled mine cost, coal segment business units not meeting aggregation criteria, as well as various other activities assigned to the coal segment but not allocated to individual mines. Please clarify if these individual operating segments share a majority of the aggregation criteria listed in paragraph 19 of SFAS 131. Refer to paragraph 19 of SFAS 131.

Company Response:

CONSOL Energy has two primary operating segments which are broken down into reportable segments based on our evaluation of the aggregation criteria in paragraph 17 of SFAS 131. We have applied the guidance listed in paragraph 19 of SFAS 131 which allows us to combine information about coal operating segments that do not meet the qualitative thresholds with information about other coal operating segments to arrive at the Other Coal grouping presented. The other coal segment includes purchased coal activities, idled mine cost, coal segment business units not meeting aggregation criteria, as well as various other activities assigned specifically to the overall coal operation, but can not be allocated to individual mines. Some activities within the Other Coal grouping are not considered operating segments, but instead represent a business activity inherent in the coal industry. These business activities are similar to corporate headquarter costs (may not earn revenue or earn incidental revenues to the activities of the enterprise and would not be operating segments, SFAS paragraph 11) and cannot be allocated to any specific operating mining segment or to any specific aggregated grouping. Therefore, these types of costs specific to the coal operations have been included in the Other Coal grouping to reflect a more complete and accurate representation of the total Coal business.

None of the mines or other mining activities grouped in the Other Coal category meet the quantitative thresholds described in SFAS 131 paragraph 18.

Supplemental Gas Data (unaudited), page 154

13. We note your disclosure of capitalized costs is not consistent with the disclosures contemplated by paragraph 18 of SFAS 69. Please revise your presentation accordingly. In addition please tell us the nature of the costs categorized as intangible drilling.

Company Response

Intangible drilling costs (IDC) are costs that have no salvage value and that are incidental to and necessary for the drilling of wells or the preparation of wells for oil and gas production. Our IDC include amounts paid for labor, fuel, repairs, hauling, rents, and supplies used in the following activities:

•	Site Preparation : Clearing and draining ground, road-making, and surveying ground in preparation for drilling a well;
•	Drilling a well;
•	Assembling tanks, pipelines, and other physical structures necessary for drilling and preparation of a well for oil and gas production.

Our current disclosure will be amended to include the following underlined information. Note that our revised disclosure has collapsed Intangible Drilling Costs into Wells and Related Equipment.

Supplemental Gas Data (unaudited):

(Dollars in thousands):

The following information was prepared in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures About Oil and Gas Producing Activities” and related accounting rules. The data presented is 100% of CNX Gas’ basis; it excludes the 18.5% minority interest reduction.

    Capitalized Costs:

	As of December 31,
	2006	2005
Proved Properties	$91,913	$81,527
Unproved Properties	765	667
Wells and Related Equipment	402,200	314,932
Gathering Assets	520,906	402,681
Uncompleted Wells and Related Equipment	93,414	81,168
Accumulated Depreciation, Depletion and Amortization	(200,755)	(163,947)

Net Capitalized Costs	$908,443	$717,028

Proportionate Share of Gas Producing Net Property, Plant and Equipment of Unconsolidated Equity Affiliates	$22,139	$20,365

Costs incurred for Property Acquisition, Exploration and Development:

	For the Twelve Months Ended December 31,
	2006		2005		2004
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates
Property acquisitions:
Proved Properties	$8,797	$—	$7,666	$20	$3,855	$111
Unproved Properties	765	—	667	—	335	—
Development	151,774	—	86,273	—	77,478	—
Exploration	832	2,334	19,370	412	5,596	2,902

Total	$162,168	$2,334	$113,976	$432	$87,264	$3,013

Business, page 4

Coal Reserves, Page 8

14. You disclose on page 9 that approximately 60% of our 2005 reported reserves have been reviewed and confirmed by an independent third party consultant. Please provide us with a complete copy of this report. It would be helpful if you placed the information on a CD-ROM with an Adobe PDF format; and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelope to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.

Company Response:

Under a separate cover, outside counsel to the Company is supplementally providing to the Staff a copy of a CD-ROM with the independent third party report. This information is being provided in accordance with Rule 12b-2 under the Securities Exchange Act of 1934, as amended and/or Rule 418(b) under the Securities Act of 1933, as amended. In accordance with those rules the information contained on the CD-ROM should not deemed to be filed or deemed part of any registration statement or report. We are requesting that the CD-ROM and the information contained thereon be returned to us upon completion of the Staff’s review of such information. We believe that the request to return of such information is consistent with the protection of investors and consistent with the provisions of the Freedom of Information Act (5 U.S.C. 552). Please contact Mr. Russ Lipp, Manager Exploration, at 412-831-4429 should you have technical questions regarding our coal reserves.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

/s/ William J. Lyons

William J. Lyons

Executive Vice President and

Chief Financial Officer